Acquisition of Pine Ridge Uranium Project in Wyoming Advances Towards Closing

Winnipeg, Manitoba, Canada, March 20, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, announces that the 50/50 joint venture (the "Joint Venture") with Global Uranium and Enrichment Limited ("GUE") (ASX:GUE), to acquire 100% of the Pine Ridge Uranium Project ("Pine Ridge") in the Powder River Basin in Wyoming, United States, together with Snow Lake's cornerstone 19.99% investment in GUE's A$10 million equity placement (the "Placement"), is advancing towards closing.

Highlights

  GUE General Meeting:  GUE has called a general meeting for April 14, 2025 to approve both the Joint Venture and the Placement, with a tentative closing date of April 22, 2025
  Premier U.S. Uranium Asset - Pine Ridge: Pine Ridge is located in Wyoming's Powder River Basin and is an advanced In-Situ Recovery (ISR) uranium project primed for rapid development
  Wyoming is the leading uranium-producing region in the United States, supported by a favourable regulatory environment and streamlined permitting processes
  Pine Ridge is a uranium project of potential significant scale with a large JORC 2012 exploration target.  For more information on this exploration target see GUE's ASX Announcement dated March 12, 2025
  Pine Ridge is surrounded by global-scale uranium projects held by UEC and Cameco, including Cameco's Smith Ranch Uranium Mill, which is located just 15km away, with a licensed capacity of 5.5M lbs U3O8 (see Figure 1)
  Cornerstone Investment: Snow Lake will acquire a strategic 19.99% position in GUE by participating in the Placement
  Board Representation: Snow Lake CEO, Frank Wheatley, will join the Board of Directors of GUE as a Non-Executive Director, ensuring strategic alignment
  Broader GUE Uranium Portfolio Exposure: Snow Lake's investment in GUE also provides indirect exposure to multiple premier uranium assets currently held by GUE, including:

  Tallahassee Uranium Project (Colorado, USA):  With a large JORC 2012 Mineral Resource.  For more information on the resource, please refer to GUE's website1.
  Ubaryon Investment:  GUE holds a cornerstone position in Ubaryon, a pioneering Australian company developing next-generation uranium enrichment technology2

CEO Remarks

"We are pleased that our acquisition of a 50% interest in the Pine Ridge Uranium Project, together with Global Uranium and Enrichment Limited's 50% interest, has moved one step closer to closing with GUE having called its general meeting to approve the acquisition for April 14, 2025" said Frank Wheatley, CEO of Snow Lake.

"With the Powder River Basin in Wyoming being one of the preeminent uranium producing regions in the United States, coupled with advanced stage of development of Pine Ridge, we strongly believe that Pine Ridge holds the potential to create value for Snow Lake shareholders."

Figure 1: Location of Pine Ridge Uranium Project in Wyoming, U.S.

1 https://globaluranium.com.au

2 https://wcsecure.weblink.com.au/pdf/GUE/02912046.pdf

About Global Uranium and Enrichment Limited

Global Uranium and Enrichment Limited (GUE) is an Australian public listed company providing unique exposure to not only uranium exploration and development, but to the uranium enrichment space.  Amid a nuclear energy renaissance, GUE is developing a portfolio of advanced, high grade uranium assets in prolific uranium districts in the United States and Canada, and has established a cornerstone position in Ubaryon Pty Ltd, an Australian uranium enrichment technology company.

For more information on GUE, please refer to their website3.

GUE Uranium Asset Portfolio:

  Pine Ridge Uranium Project (Wyoming, U.S.): Located in the premier U.S. uranium mining region with a substantial JORC 2012 exploration target.  More than 1,200 holes having been drilled on Pine Ridge, which have identified over 140 miles of redox fronts with potential to define a substantial In-Situ Recovery uranium resource base
  Athabasca Basin Projects (Saskatchewan, Canada): Portfolio of six high-grade exploration assets in the Athabasca Basin, home to the world's largest and highest-grade uranium mines.  Portfolio includes the Newnham Lake Project with grades of up to 1,953ppm U3O8 from historic drilling, and the Middle Lake Project with boulder-trains grades of up to 16.9% U3O84
  Maybell Uranium Project (Colorado, U.S.): High grade JORC 2012 exploration target established at the project.  Historical production of 5.3 million pounds of U3O8 (average grade 1,300ppm)
  Rattler Uranium Project (Utah, U.S.):  Located within La Sal Uranium District, Utah, 85km north of White Mesa Uranium/Vanadium mill, the only operating conventional uranium mill in the USA

GUE Management

GUE's Operational Staff includes Andrew Ferrier, Tim Brown, and Jim Viellenave.  These three individuals have more than 80 years of exploration, development, and operating experience in mining and mineral processing, much of which is in uranium.  Among the major projects worked on was the development, resource expansion, and full permitting for construction and operation of the Reno Creek ISR uranium project in Wyoming.  Reno Creek is a very similar project to Pine Ridge and is located approximately 30 miles away.

Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of clean energy mineral projects comprised of three uranium projects and two hard rock lithium projects.  The Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia, the Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan, and the Buffalo Uranium Project is an exploration stage project in Wyoming, United States.  The Shatford Lake Project is an exploration stage project located adjacent to the Tanco lithium, cesium and tantalum mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.  Learn more at www.snowlakeenergy.com.

3 https://globaluranium.com.au

4 Refer to GUE's ASX announcement dated 9 November 2021 for the JORC details of the Athabasca Projects and other historical information.  GUE confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement of 9 November 2021.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

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